Gian-Michele a Marca
(415) 693-2148
gmamarca@cooley.com

July 11, 2007

Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Attention: Matt Franker

RE:	Ad. Venture Partners, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 11, 2007
File No. 333-142319

Ladies and Gentlemen:

On behalf of our client, Ad.Venture Partners, Inc. (“Ad.Venture” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Ad.Venture’s Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-142319) (“Amendment No. 2”), and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 1 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2007 (“Amendment No. 1”).

Amendment No. 2 is being filed in response to your letter dated June 29, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding Amendment No. 1 (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

General

Summary of the Material Terms of the Arrangement, page 1

1.
We note your response to comment 8 of our letter dated June 1, 2007. It appears that the sixth bullet point under this heading substantially repeats the revised disclosure in the fifth bullet point. Please revise to eliminate this redundancy. Please also revise to disclose the aggregate value to the merger consideration at current market prices.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 13, 47 and 84.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker
July 11, 2007

The Arrangement Proposal, page 47
Background of the Arrangement, page 47

2.
We note your response to comment 14 of our letter dated June 1, 2007. Please revise throughout your prospectus to clarify the nature of the assistance Maxim Group and Legend Merchant Group provided regarding communications with your "current and prospective shareholders regarding the proposed arrangement." We note disclosure on pages 19-20 and 53, for instance, that these entities may "promot[e] the arrangement and/or solicit[] proxies."

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 18, 19, 20 and 53. We supplementally note that neither Maxim Group nor Legend Merchant Group will be soliciting proxies; however, Maxim Group will intermediate discussions in connection with the arrangement with existing and potential investors; arrange marketing road shows for Ad.Venture with existing and potential investors; and assist with the preparation of Ad.Venture’s marketing materials; and Legend Merchant Group will hold meetings with Ad.Venture stockholders to discuss the arrangement proposal, 180 Connect's attributes and the potential benefits the arrangement may bring to Ad.Venture.

The Board's Reasons for the Approval of the Arrangement, page 51

3.
We note your response to comment 16 of our letter dated June 1, 2007. Please revise your disclosure under this heading to clarify that the bullet point disclosure on page 51 includes a discussion of all material factors considered by the board of directors. In addition, please revise the discussion under Other Factors to provide a brief discussion of each of the identified negative factors evaluated by the board or, alternatively, to provide specific cross-references to risk factor disclosure of such factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52.

Opinion of New Century Capital, page 53
Public Comparable Companies Analysis, page 55

4.
We note your response to comment 19 of our letter dated June 1, 2007. Please revise your discussion to disclose why each of the four selected companies was determined to be most representative of the four identified sub-sectors of the industry. With respect to the Merger and Acquisition Transaction Analysis, please revise to clarify the selection criteria used in determining comparability of the target to 180 Connect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 57, 61 and 62.

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM

Securities and Exchange Commission
Attention: Matt Franker
July 11, 2007

Discounted Cash Flow Analysis, page 58

5.
We note your response to comment 22 of our letter dated June 1, 2007. Please revise your discussion to clarify whether the selected EBITDAs of comparable companies and transactions were the same as those used in the Public Comparable Companies Analysis, Comparable Company Performance Analysis, and Merger and Acquisition Transaction Analysis.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 63.

Please do not hesitate to contact me at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or Amendment No. 2.

Sincerely,

/s/ Gian-Michele a Marca
Gian-Michele a Marca

cc:	Howard S. Balter, Chairman and Chief Executive Officer, Ad.Venture Partners, Inc.
Scott Marcus, Esq., Cooley Godward Kronish llp, counsel to issuer

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM